SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Excerpt of the minutes of RCA 821, dated November 28, 2018. DEL-223, DEL-224, DEL-225, DEL-226 and DEL-227.

CERTIFICATE

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND TWENTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

For the due purposes, I hereby certify that, on November 28, 2018, at 4 p.m., the Eletrobras’ Board of Directors met at the Company’s Head Office, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro – RJ. The meeting was chaired by Director JOSÉ GUIMARÃES MONFORTE, and Directors ELVIRA BARACUHY CAVALCANTI PRESTA, MANOEL ARLINDO ZARONI TORRES, CARLOS EDUARDO RODRIGUES PEREIRA, JOSÉ PAIS RANGEL, WILSON FERREIRA JR, MAURO GENTILE RODRIGUES DA CUNHA and EDVALDO LUÍS RISSO were present. The Director VICENTE FALCONI CAMPOS submitted his vote in writing, under the terms of Item 8.6.1.1 of the Bylaws. Directors ARIOSTO ANTUNES CULAU and WALTER BAÈRE DE ARAÚJO FILHO were absent but submitted their reasons for that. The following members of the Executive Board of Eletrobras also attended as invitees: Chief Financial Officer and Investor Relations Officer, Mr. Armando Casado de Araújo and the Chief Generation Officer, Mr. Antonio Varejão Godoy. AGENDA: The Executive Board of Eletrobras, by means of Resolutions numbers 806, 807, 808, 809 and 810, all issued on November 26, 2018, referred to the Board of Directors of Eletrobras five proposals for resolution, related to the negotiation process, implying the following players: Petróleo Brasileiro S.A. – “Petrobras”, Companhia de Gás do Amazonas – “Cigás”, Centrais Elétricas Brasileiras S.A. – “Eletrobras”, Amazonas Distribuidora de Energia S.A. – “Amazonas,” and Amazonas Geração e Transmissão de Energia S.A – “Amazonas GT.” RESOLUTION: The subjects were introduced to the Directors by the following rapporteurs, who were followed by their supporting teams: Chief Financial Officer and Investor Relations Officer, Mr. Armando Casado de Araújo; Chief Generation Officer, Mr. Antônio Varejão de Godoy; Acting Distribution Officer, Mr. Wilson Ferreira Jr., The CEO’s Legal Counsel, Mr. Ricardo Brandão, and the Legal Superintendent of Eletrobras, Mr. Maurício Carvalho Mazzini, also attended the meeting, in order to provide legal counseling. Mr. Ricardo Brandão also presented the guidelines and main negotiation points among Eletrobras, Petrobras, and Cigás. On such occasion, rapporteurs reported to the board that the process of negotiation of the legal instruments related to the subject of agenda were not yet completely deliberated upon, even though the concerned parties had already reached a consensus on the main points of the agreement, and amendments, notably, the main financial and structural underlying the operation. Then, the rapporteurs reported, with the support of their technical staff, the main points and characteristics of the agenda business, time at which the Directors cleared up doubts and discussed the main proposals for resolution referred by the Executive Board. In reply to the question made by Director CARLOS EDUARDO RODRIGUES PEREIRA, Mr. Armando Casado de Araújo informed that the model proposed for negotiation, included in the supporting material provided, is in keeping with the resolutions made at a meeting of shareholders of Eletrobras and in CPPI resolutions on the subject of sale of the distributors controlled by Eletrobras, provided that the company would not assume debts in addition to those already authorized. In addition to such piece of information, the representative of the Legal Superintendent’s Office of Eletrobras pointed out that the posting of bonds by Eletrobras may not be mistaken for the assumption of debts, solely standing as an alternative remedy which has been hindered by Eletrobras shareholders’ order, with regard to the distributors controlled by the said company. In addition, Mr. Antônio Varejão de Godoy, reporting a subject related to the proposal for execution of the fifth amendment to the Amendment to Contract No. OC 1902/2006 (downstream), and for amendment to the respective upstream contract, call attention to the recent event in the course of negotiation, concerning the posting of bonds in favor of Petrobras. In this regard, the Chief Generation Officer reported upon demand, by Petrobras, that an impound account be opened, and remain active until the escrow account is active, given that the operationalization of such latter account demanded, as advocated by the Chief Generation

2 CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Excerpt of the minutes of RCA 821, dated November 28, 2018. DEL-223, DEL-224, DEL-225, DEL-226 and DEL-227.

Officer, more time to be active than the former one, insomuch as it implies a specific contract with the financial institution. In this sense, the Board of Directors of Eletrobras, upon deliberation on such matter, accepted the proposal to create an impound account to secure GSA prior to the opening of an escrow account, provided that the return of the sums posted as bond by Eletrobras does not account for a percentage smaller than 98% (ninety eight percent) of CDI, for Petrobras and for Cigás, and provided that the balance of the impound account should be transferred to the escrow account, once opened. By the end of presentations, JOSÉ GUIMARÃES MONFORTE, Chairman of the Board of Directors, called attention to the fact that the swift completing of such negotiation process, with the approval of the respective final legal instrument drafts, is capital for increasing the chances of success of distributor Amazonas on the forthcoming December 10, 2018, to meet the very will expressed by the shareholders of this company. In view of the foregoing, and to speed up decision-making, JOSÉ GUIMARÃES MONFORTE, Chairman of the Board of Directors, then proposed, and the board unanimously accepted, that the Board of Directors of Eletrobras deliberates on the general conditions of the negotiation process, based on the supporting material provided for the purposes of this meeting, and that it delegates powers to the Executive Board of Eletrobras, for the latter to approve the final instruments of the operation, taking into account the information provided by rapporteurs, stating that the negotiation process is close to end, and mainly focuses on adjustments and clause wording revision, thus there not being changes in view for sensitive points of the negotiation introduced in this meeting and provided for in the documents already provided. Upon end of discussions, and definition of the scope of this meeting, Directors cast their votes based on the supporting material provided, and, upon adjudication on the merits, decided to approve the following proposals for resolution: DEL-223/2018. To approve general conditions for execution of an agreement between Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A., Centrais Elétricas Brasileiras S.A. – Eletrobras and Amazonas Geração e Transmissão de Energia S.A. RES-810, dated November 26, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: ➢ Report to Executive Board DD No. 022, dated November 22, 2018;➢ DD Executive Summary No. 007, dated November 22, 2018; ➢ DFF Technical Information No. 098, dated November 16, 2018; ➢ GDD Technical Note No. 019, dated November 22, 2018; 1. to approve general conditions for execution of an agreement between Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A., Centrais Elétricas Brasileiras S.A. – Eletrobras and Amazonas Geração e Transmissão de Energia S.A., based on the documents above and the draft agreement provided; 2. to delegate powers for the Executive Board of Eletrobras to approve the final draft of the legal instrument referred to in Item 1 above, and to take the measures necessary for its execution, provided that: (i) the final terms of the negotiation and of the agreement are not in conflict with the premises and guidelines introduced to the Board of Directors, and stated in Item 1 above; (ii) the company’s legal counseling, upon legal opinion, does not understand that there are any legal hindrances concerning the execution of the final draft agreement; 3. to establish that the Executive Board of Eletrobras to report to the Board of Directors the approval and execution of the final draft referred to in Item 2 above; 4. to establish that the Distribution Department - DD, Finance and Investor Relations Department - DF, the Legal Superintendent’s Office – PRJ, the Governance Office of the Board of Directors – CAAS, and the General Office – PRGS, each in their own scope, take the measures necessary to the fulfillment of this Deliberation. Deliberation Quorum: Unanimous vote of attendees, as established by vote cast by Director VICENTE FALCONI CAMPOS, based on Item 8.6.1.1. of the Bylaws, which agreed to the approval of the proposal for deliberation forwarded by the Executive Board. DEL-224/2018. To approve the general conditions for execution of an instrument to provide for the payment by Amazonas Energia to Cigás of an installment at a price equivalent to the contributions to PIS/PASEP and COFINS levied on the payments of CCDs, IADs, and other instruments. RES-806, dated November 26, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: ➢ Report to the Executive Board DD No. 021, dated November 22, 2018; ➢ DD Executive Summary No. 006, dated November 22, 2018; ➢ DGG Technical Note No. 018, dated November 22, 2018; 1. to approve the general conditions for the

3 CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Excerpt of the minutes of RCA 821, dated November 28, 2018. DEL-223, DEL-224, DEL-225, DEL-226 and DEL-227.

execution of an instrument of assumption of liability and other covenants between Companhia de Gás do Amazonas - Cigás and Amazonas Distribuidora de Energia SA, having Centrais Elétricas Brasileiras S.A. - Eletrobras, the intervening consent party, as guarantor, based on the documents listed above and the draft agreement provided; 2. to delegate powers for Eletrobras Executive Board to approve the final draft of the legal instrument referred to in Item 1 above and to take the measures necessary for its execution, provided that: (i) the final terms of the negotiation and the instrument of assumption of liability and other covenants do not conflict with the premises and guidelines introduced to the Board of Directors and reflected in Item 1 above; (ii) the legal counseling of the company, upon legal opinion, does not understand that there are any legal hindrances to the execution of the final draft agreement; 3. to establish that the Executive Board of Eletrobras notify the Board of Directors of the approval and execution of the final draft referred to in Item 2 above; 4. to establish that the Distribution Department - DD, Generation Department - DG, the Legal Superintendent’s Office - PRJ, the Governance Office of the Board of Directors - CAAS and the General Office - PRGS, each within its scope of action, take the necessary steps to comply with this Resolution. Deliberation Quorum: Unanimous vote of attendees, as established by vote cast by Director VICENTE FALCONI CAMPOS, based on Item 8.6.1.1. of the Bylaws, which agreed to the approval of the proposal for deliberation forwarded by the Executive Board. DEL-225/2018. To approve the general conditions for execution of the Fifth Amendment to the Contract No. OC 1902/2006 (downstream), and for amendment to the respective upstream contract. RES-808, dated November 26, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: ➢ Report to the DG-052 Executive Board, dated November 22, 2018; ➢ DG-007 Executive Summary, dated November 27, 2018; ➢ DGCE Technical Note No. 009, dated November 27, 2018; 1. to approve, based on the documents listed above and the draft amendment provided, and upon the bond posted by Eletrobras is kept as originally posted in favor of Amazonas Distribuidora, the general conditions for execution: (i) of the Fifth Amendment to the Natural Gas Sale Agreement No. OC 1902/2006 (downstream), to be executed between Companhia de Gás do Amazonas (Cigás) and Amazonas Geração e Transmissão S.A. (Amazonas GT), with the intervention and consent of Petróleo Brasileiro S.A. (Petrobras), of Centrais Elétricas Brasileiras S.A. (Eletrobras), and of Amazonas Distribuidora de Energia S.A. (Amazonas Distribuidora); (ii) of the amendment referring to the upstream contract, to be executed between Cigás and Petrobras, with the intervention and consent of Eletrobras, of Amazonas Distribuidora, and of Amazonas GT, in order to reflect the adjustments made to the fifth amendment to the downstream contract; 2. to authorize the Executive Board of Eletrobras to take into account, in the final drafts referring to the amendments in Item 1 above, the use of an impound account as security of GSA prior to the opening of an escrow account, provided that: (i) the return of the sums posted as security by ELETROBRAS is not at a percentage smaller than 98% of CDI, to Petrobras and to Cigás; (ii) the balance of the impound account is transferred back to the very escrow account, when it is established; 3. to delegate powers for Eletrobras Executive Board to approve the final draft of the legal amendments referred to in Item 1 above and to take the measures necessary for its execution, provided that: (i) the final terms of the negotiation and the amendments do not conflict with the premises and guidelines introduced to the Board of Directors and reflected in Items 1 and 2 above; (ii) the legal counseling of the company, upon legal opinion, does not understand that there are legal hindrances to the execution of the final draft agreement; 4. to determine that the Executive Board of Eletrobras notify the Board of Directors of the approval and execution of the final instruments referred to in Item 3 above; 5. to establish that the Legal Superintendent’s Office - PRJ, the Generation Department - DG, the Distribution Department – DD, the Governance Office of the Board of Directors – CAAS, and the General Office – PRGS, each in their own scope of activity, take the measures necessary for the fulfillment of this Deliberation. Deliberation Quorum: Unanimous vote of attendees, as established by vote cast by Director VICENTE FALCONI CAMPOS, based on Item 8.6.1.1. of the Internal Regulations, which agreed to the approval of the proposal for deliberation forwarded by the Executive Board. DEL-226/2018. Amazonas Energia and Amazonas GT – To approve the General Conditions for New Profiling of the debt of Amazonas Distribuidora, and for Grant of Financing to Amazonas GT, connected to the disbursement of funds into the Escrow Account and

4 CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Excerpt of the minutes of RCA 821, dated November 28, 2018. DEL-223, DEL-224, DEL-225, DEL-226 and DEL-227.

the 5th Amendment to GSA Manaus - gas supply agreement. RES-809, dated November 26, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: ➢ Report to the Executive Board No. DF-096, dated November 26, 2018; ➢  Executive Summary No. DFF-050, dated November 26, 2018; ➢ DFF Technical Information No. 098, dated November 16, 2018; 1. to approve the new profiling of the debt service of Amazonas Distribuição with Eletrobras, upon the following legal conditions: ➢ value: BRL 1,930 Million, ascertained on October 31, 2018, which should be updated until the date of the transfer of the control under the contractual conditions; ➢ purpose: new agreement on the financial conditions of contracts ECF 2903/10, ECF 3016/12, ECR 0284/14, ECR 0289/14, and ECF 3361/18; ➢ grace period of principal: 24 months; ➢ adjustment: 124.75% of CDI; ➢ amortization: 60 months; ➢ performance clause: success in the privatization of Amazonas Distribuição; ➢ security: Security interest to be presented by the new controller, in keeping with the rules established in the auction notice; 2. to approve the grant of financing to Amazonas GT, earmarked for the deposit of funds in the Impound Account, and subsequently to the escrow account provided for under Articles 4 and 5 as amendments to the natural gas supply agreement with Petrobras and CIGÁS, with the following general conditions: ➢ value: up to BRL 240,000,000.00; ➢ purpose: deposit in the impound account, and, subsequently, the escrow account referred to in the fifth amendment to the gas supply agreement; ➢ grace period: until December 31, 2019; ➢ amortization: 24 installments, with the first of which to mature on the 30th day of the month subsequent to the expiration of the grace period; ➢ adjustment: 124.75% of CDI; ➢ security: receivables; 3. to approve the extension of the requirement to pay the principal of the concession agreements granted by Eletrobras to Amazonas GT ECFs 3023/2012, 3060/2013, and 3120/2014, until December 31, 2019, keeping the other contractual conditions of the agreements; 4. to approve the suspension, until December 31, 2019, of the requirement to pay the principal of ECFs 3025/2012, 3349/2017, and ECR-284/2014, the overdue amount of which, on October 31, 2018, totals BRL 80,282,325.31 Million; 5. to approve the new agreement on the overdue debt concerning duties, ascertained on October 31, 2018, with the following general conditions: ➢ value: BRL 115,285,119.33, on October 31, 2018; ➢ grace period: until December 31, 2019; ➢ amortization: 24 installments, with the first of which to mature on the 30th day of the month subsequent to the expiration of the grace period; ➢ adjustment: 124.75% do of CDI; ➢ security: receivables; 6. to delegate powers for the Executive Board of Eletrobras to approve the final draft contracts referred to in Items 1 to 5 above, and to take the measures necessary for their execution, provided that: (i) the final terms do not conflict with the general conditions approved in this Deliberation; (ii) the company’s legal counseling, upon legal opinion, does not understand that there are legal hindrances to the execution of the final drafts; (iii) the Pending Matter Closing Term – TEP is duly executed between the parties; 7. to establish that the Executive Board of Eletrobras reports to the Board of Directors about the approval and execution of the final drafts referred to in Item 6 above; 8. to establish that the Finance and Investor Relations Department - DF, the Generation Department - DG, the Distribution Department – DD,  the Legal Superintendent’s Office – PRJ, the Governance Office of the Board of Directors – CAAS, and the General Office – PRGS, each in their own scope, take the measures necessary to the fulfillment of this Deliberation. Deliberation Quorum: Unanimous vote of attendees, as established by vote cast by Director VICENTE FALCONI CAMPOS, based on Item 8.6.1.1. of the Bylaws, which agreed to the approval of the proposal for deliberation forwarded by the Executive Board. DEL-227/2018. Amazonas Energia – Approving General Conditions for Posting of Bond and Assumption of Debt by Eletrobras, based on the Pending Matter Closing Term – TEP, to be executed between Eletrobras and Petrobras. RES-807, dated November 26, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: ➢ Report to the Executive Board No. DF-094, dated November 22, 2018; ➢ DFF Executive Summary No. 049, dated November 26, 2018; ➢ DFF Technical Information No. 100, dated November 16, 2018; 1. to approve the following general conditions for execution by Eletrobras, as intervening party and guarantor, in the Amendment to the Debt Confession Instrument of Amazonas Energia with Petrobras, executed on April 30, 2018 (ICD 2014), for extension of the term for formal execution of securities: (a) providing for the extension of term

5 CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Excerpt of the minutes of RCA 821, dated November 28, 2018. DEL-223, DEL-224, DEL-225, DEL-226 and DEL-227.

to pledge debt claims arising out of inefficiencies provided for in Law No. 13.299/2016 (funds of the National Treasury), with the new term being Sixty (60) days as of December 31, 2018; (b) until the pledge provided for in Item 3.1 of clause three of the draft of Pending Matter Closing Term – TEP is posted, establishing that the debt shall be secured: (i) by the execution of the Contract of Full Fiduciary Assignment of Credit Rights connected to the consent decree executed between Eletrobras and Eletropaulo, at the historical amount of One Billion and Four Hundred Thousand Brazilian Reais (BRL 1,400,000,000.00), taking into consideration the inflation adjusted contract value for the purposes of posting such bond; and (ii) by the posting of trust guarantee of Eletrobras concerning the rest of the value of the bond herein replaced; both posted concomitantly to the amendment to ICD 2014; (c) the securities may be replaced, upon request of Amazonas Energia and/or Eletrobras, proportionally and at any time, upon the posting of a new bond accepted by Petrobras; 2. to approve the following general conditions for the execution by Eletrobras, as intervening party and guarantor, in the Amendment to the Debt Confession Agreement executed on April 30, 2018 (ICD 2018-2): ➢ value: Five Hundred Seventy-One Million, Eight Hundred Sixty-Nine Thousand, Seven Hundred and Thirteen Brazilian Reais and Seventy Cents (BRL 571,869,713.70); ➢ payment term: 36 months, 6 of which being grace period; ➢ interest rate: 124.75% of CDI; ➢ corporate bond of Eletrobras until the change of control; 3. to approve the following general conditions for the execution of Eletrobras of the Amendment to the Debt Confession Instrument executed on April 30, 2018 (ICD 2018-2), as debtor, and with the posting of security interest: ➢ value: Three Million and Sixty-Nine Thousand Brazilian Reais (BRL 3,069,000.00); ➢ payment term: 36 months; ➢ interest rate: 124.75% of CDI; ➢ security: Receivables from loans executed between Eletrobras and its companies, including Cepisa, Acre and Ceron; ➢ clause of Prepayment with receivables of collection lawsuit against Eletropaulo and out of the sale of the Wind Farms Specific Purpose Entities – SPEs; ➢ performance clause conditioning the effects of the contract to the success of the auction of privatization of Amazonas Energia; 4. to delegate powers for the Executive Board of Eletrobras to approve the final draft contracts referred to in Items 1 to 3 above, and to take the measures necessary for their execution, provided that: (i) the final terms do not conflict with the general conditions approved in this Deliberation; (ii) the company’s legal counseling, upon legal opinion, does not understand that there are legal hindrances to the execution of the final drafts; (iii) the Pending Matter Closing Term – TEP is duly executed between the parties; 5. to establish that the Executive Board of Eletrobras reports to the Board of Directors about the approval and execution of the final drafts referred to in Item 4 above; 6. to establish that the Finance and Investor Relations Department - DF, the Governance Office of the Board of Directors – CAAS, and the General Office – PRGS, each in their own scope, take the measures necessary to the fulfillment of this Deliberation. Deliberation Quorum: Unanimous vote of attendees, as established by vote cast by Director VICENTE FALCONI CAMPOS, based on Item 8.6.1.1. of the Bylaws, which agreed to the approval of the proposal for deliberation forwarded by the Executive Board. The Board of Directors of Eletrobras had unanimously guided the representatives of the Executive Board attending this meeting that any material change to the general conditions of the negotiation deliberated upon hereunder, if any, shall be subject to a new appraisal by this higher board of the company’s management. SEPARATE VOTE OF DIRECTOR VICENTE FALCONI CAMPOS: “I approve of the proposals for resolution submitted by the Executive Board of Eletrobras, by means of the executive board’s resolutions numbers RES-806, RES-807, RES-808, RES-809 e RES-810, all of November 26, 2018, as I understand that such measures are in the best interests of Eletrobras, and ensure its continuance and value to be generated in the medium and long run.” With no further business to be addressed, as of the agenda, the Chairman ordered that this certificate was issued, and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, the Governance Secretary, who executed it. The other statements in the minutes of this meeting were omitted in this certificate as a legitimate precaution, given that they concerning different subjects, of merely internal interest in the company, and protected by the non-disclosure duty of the manager, in keeping with the “head provision” of Article 155 of Law No. 6404/76, and, as a result, out of the scope of the provision in Paragraph 1 of Article 142 of said Law. Chairman of the Board: JOSÉ GUIMARÃES MONFORTE Directors: ELVIRA BARACUHY CAVALCANTI PRESTA, CARLOS EDUARDO RODRIGUES PEREIRA, JOSÉ PAIS RANGEL, WILSON

6 CA/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Excerpt of the minutes of RCA 821, dated November 28, 2018. DEL-223, DEL-224, DEL-225, DEL-226 and DEL-227.

FERREIRA JR, MAURO GENTILE RODRIGUES DA CUNHA, EDVALDO LUÍS RISSO e VICENTE FALCONI CAMPOS, the latter under the terms of Item 8.6.1.1 of the Bylaws.

Rio de Janeiro, December 7, 2018

BRUNO KLAPPER LOPES

Board’s Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.